Modiv Inc.
120 Newport Center Drive
Newport Beach, California 92660

September 13, 2021

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Catherine De Lorenzo

Re:	Modiv Inc.
Registration Statement on Form S-11
File No. 333-259066
Request for Acceleration

Dear Ms. De Lorenzo:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Modiv Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-11, as amended, be accelerated to 4:00 p.m., Eastern Time, on September 14, 2021, or as soon as practicable thereafter.

Please contact Seth Weiner of Morris, Manning & Martin, LLP via telephone at (404) 504-7664 or via e-mail at skw@mmmlaw.com with any questions you may have. In addition, please notify Mr. Weiner when this request for acceleration has been granted.

Sincerely,

Modiv Inc.

/s/ Aaron S. Halfacre
Name:	Aaron S. Halfacre
Title:	President and Chief Executive Officer

cc:           Raymond J. Pacini
John Raney, Esq.
Lauren B. Prevost, Esq.
Seth K. Weiner, Esq.